Consolidated Financial Statements
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the years ended December 31, 2018, 2017 and 2016

KPMG LLP PO Box 10426 777 Dunsmuir Street Vancouver, BC V7Y 1K3 Canada	Telephone:(604) 691-3000 Fax: (604) 691-3031 Internet: www.kpmg.ca

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Westport Fuel Systems Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Westport Fuel Systems Inc. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and its financial performance and its cash flows for each of the years in the three‑year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 19, 2019, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Change in Accounting Principle
As discussed in note 4 (a) to the consolidated financial statements, the Company has changed its accounting policies for revenue as of January 1, 2018 due to the adoption of ASC 606 - Revenue from Contracts with Customers.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company 's auditor since 2015.

Vancouver, Canada
March 19, 2019

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Westport Fuel Systems Inc.:
Opinion on Internal Control Over Financial Reporting
We have audited Westport Fuel Systems Inc.’s (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated March 19, 2019 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ”Management’s Annual Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ KPMG LLP

Chartered Professional Accountants
Vancouver, Canada
March 19, 2019

WESTPORT FUEL SYSTEMS INC.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except share amounts)
December 31, 2018 and 2017

	December 31, 2018	December 31, 2017
		(Adjusted, note 6)
Assets
Current assets:
Cash and cash equivalents (including $5,095 restricted cash, note 3(c) and 14(a))	$61,119	$71,842
Accounts receivable (note 7)	55,442	61,900
Inventories (note 8)	46,011	45,737
Prepaid expenses	4,835	4,726
Current assets held for sale (note 6)	1,676	16,992
Total current assets	169,083	201,197
Long-term investments (note 9)	8,818	9,302
Property, plant and equipment (note 10)	63,431	69,804
Intangible assets (note 11)	16,829	20,943
Deferred income tax assets (note 18(b))	1,664	1,848
Goodwill (note 12)	3,170	3,324
Other long-term assets	6,933	7,204
Total assets	$269,928	$313,622
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 13)	$82,851	$86,225
Current portion of long-term debt (note 14)	10,327	8,993
Current portion of long-term royalty payable (note 15)	6,091	2,390
Warranty liability (note 16)	2,800	3,529
Current liabilities held for sale (note 6)	3,870	19,141
Total current liabilities	105,939	120,278
Long-term debt (note 14)	44,983	45,429
Long-term royalty payable (note 15)	14,844	16,641
Warranty liability (note 16)	2,141	2,772
Deferred income tax liabilities (note 18(b))	4,229	4,616
Other long-term liabilities	7,116	5,854
Total long-term liabilities	179,252	195,590
Shareholders’ equity:
Share capital (Unlimited common and preferred shares, no par value)(note 17):
133,380,899 (2017 - 131,279,709) common shares issued	1,087,068	1,078,280
Other equity instruments	12,948	16,247
Additional paid in capital	10,079	10,079
Accumulated deficit	(998,361)	(966,869)
Accumulated other comprehensive loss	(21,058)	(19,705)
Total shareholders' equity	90,676	118,032
Total liabilities and shareholders' equity	$269,928	$313,622
Commitments and contingencies (note 20)
See accompanying notes to consolidated financial statements.

Approved on behalf of the Board	Brenda J. Eprile	Director	Colin Johnston	Director

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

	Years ended December 31,
	2018	2017	2016
		(Adjusted, note 6)	(Adjusted, note 6)
Revenue	$270,283	$229,833	$167,181
Cost of revenue and expenses:
Cost of revenue	206,059	169,552	133,055
Research and development	30,619	50,133	55,452
General and administrative	51,075	47,399	44,777
Sales and marketing	15,923	15,817	18,184
Restructuring costs	808	1,682	19,000
Foreign exchange loss	8,957	562	6,565
Depreciation and amortization (notes 10 and 11)	8,824	9,826	11,244
Impairments on long lived assets, net (note 10)	736	1,550	4,843
	323,001	296,521	293,120
Loss from continuing operations	(52,718)	(66,688)	(125,939)
Income from investments accounted for by the equity method	22,728	12,514	5,838
Interest on long-term debt and accretion on royalty payable	(9,133)	(14,487)	(10,773)
Bargain purchase gain from acquisition (note 5)	—	—	35,808
Interest and other income (expense), net of bank charges	465	1,377	(1,656)
Loss from continuing operations before income taxes	(38,658)	(67,284)	(96,722)

Income tax expense (recovery) (note 18):
Current	3,950	(2,780)	1,610
Deferred	(1,838)	(1,644)	2,340
	2,112	(4,424)	3,950

Net loss from continuing operations	(40,770)	(62,860)	(100,672)
Net income from discontinued operations (note 6)	9,278	52,881	3,099
Net loss for the year	(31,492)	(9,979)	(97,573)
Other comprehensive income (loss):
Cumulative translation adjustment	(1,353)	11,382	1,295
Comprehensive gain (loss)	$(32,845)	$1,403	$(96,278)
Income (loss) per share:
From continuing operations - basic and diluted	$(0.31)	$(0.52)	$(1.10)
From discontinued operations - basic and diluted	$0.07	$0.44	$0.03
Net loss per share	$(0.24)	$(0.08)	$(1.07)
Weighted average common shares outstanding:
Basic and diluted	132,371,396	119,558,566	91,028,504

See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars, except share amounts)
December 31, 2018, 2017 and 2016

	Common			Additional		Accumulated other	Total
	shares		Other equity	paid in	Accumulated	comprehensive	shareholders'
	outstanding	Share capital	instruments	capital	deficit	income (loss)	equity
January 1, 2016	64,380,819	$937,029	$16,460	$9,837	$(859,317)	$(32,382)	$71,627
Issuance of common shares on exercise of share units	845,491	6,639	(6,639)	—	—	—	—
Issuance of common shares in connection with acquisition	44,882,782	98,742	655	—	—	—	99,397
Beneficial conversion feature on convertible debt	—	—	—	242	—	—	242
Stock-based compensation	—	—	10,450	—	—	—	10,450
Net loss for the year	—	—	—	—	(97,573)	—	(97,573)
Other comprehensive income	—	—	—	—	—	1,295	1,295
December 31, 2016	110,109,092	1,042,410	20,926	10,079	(956,890)	(31,087)	85,438
Issuance of common shares on exercise of share units	2,045,617	9,917	(9,917)	—	—	—	—
Issuance of common shares on public offering, net of costs incurred	19,125,000	25,953	—	—	—	—	25,953
Stock-based compensation	—	—	5,238	—	—	—	5,238
Net loss for the year	—	—	—	—	(9,979)	—	(9,979)
Other comprehensive income	—	—	—	—	—	11,382	11,382
December 31, 2017	131,279,709	1,078,280	16,247	10,079	(966,869)	(19,705)	118,032
Issuance of common shares on exercise of share units	2,101,190	8,788	(8,788)	—	—	—	—
Stock-based compensation	—	—	5,489	—	—	—	5,489
Net loss for the year	—	—	—	—	(31,492)	—	(31,492)
Other comprehensive loss	—	—	—	—	—	(1,353)	(1,353)
December 31, 2018	133,380,899	$1,087,068	$12,948	$10,079	$(998,361)	$(21,058)	$90,676
See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Years ended December 31, 2018, 2017 and 2016

	Years ended December 31,
	2018	2017	2016
		(Adjusted, note 6)	(Adjusted, note 6)
Cash flows from (used in) operating activities:
Net loss for the year from continuing operations	$(40,770)	$(62,860)	$(100,672)
Items not involving cash:
Depreciation and amortization	16,510	14,741	15,322
Stock-based compensation expense	3,040	6,961	10,450
Unrealized foreign exchange loss	8,957	562	6,565
Deferred income tax (recovery) expense	(1,838)	(1,644)	2,340
Income from investments accounted for by the equity method	(22,728)	(12,514)	(5,838)
Accretion of long-term debt and long-term royalty payable	9,133	10,071	4,945
Impairments on long lived assets, net	736	1,550	4,843
Inventory write-downs to net realizable value	162	1,111	6,591
Bargain purchase gain from acquisition	—	—	(35,808)
Change in fair value of derivative liability and bad debt expense	(433)	1,397	1,670
Restructuring obligations	—	(14,187)	14,123
Changes in non-cash operating working capital:
Accounts receivable	3,512	2,605	(4,930)
Inventories	(78)	4,565	31,352
Prepaid expenses	(170)	(93)	952
Accounts payable and accrued liabilities	(1,367)	6,755	(22,836)
Deferred revenue	(851)	(2,143)	(4,974)
Warranty liability	(1,252)	(6,330)	(5,855)
Net cash used in operating activities of continuing operations	(27,437)	(49,453)	(81,760)
Net cash from (used in) operating activities of discontinued operations	(1,435)	7,920	2,439
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(10,273)	(25,288)	(8,654)
Acquisitions, net of acquired cash (note 5)	—	—	45,344
Proceeds on sale of assets and investments	—	(85)	26,334
Dividends received from joint ventures	23,191	16,633	13,398
Proceeds received from holdbacks	6,968	—	—
Net cash from (used in) investing activities of continuing operations	19,886	(8,740)	76,422
Net cash from investing activities of discontinued operations	14,050	77,148	—
Cash flows from (used in) financing activities:
Drawings on operating lines of credit and long-term facilities	12,612	42,641	9,184
Repayment of operating lines of credit and long-term facilities	(15,616)	(71,387)	(12,789)
Proceeds from share issuance, net	—	25,953	—
Repayment of royalty payable	(3,009)	(11,467)	—
Issuance of convertible debt and royalty payable	—	—	35,000
Long-term asset securing debt	(2,129)	—	—
Net cash from (used in) financing activities of continuing operations	(8,142)	(14,260)	31,395
Effect of foreign exchange on cash and cash equivalents	(7,645)	4,246	4,570
Increase (decrease) in cash and cash equivalents	(10,723)	16,861	33,066
Cash and cash equivalents, beginning of year	71,842	60,905	27,839
Cash and cash equivalents, end of year	61,119	77,766	60,905
Less: cash and cash equivalents from discontinued operations, end of year	—	5,924	—
Cash and cash equivalents from continuing operations, end of year	$61,119	$71,842	$60,905
See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Cash Flows (continued)
(Expressed in thousands of United States dollars)
December 31, 2018, 2017 and 2016

	Years ended December 31,
	2018	2017	2016
Supplementary information:
Interest paid	$4,039	$4,416	$4,339
Taxes paid, net of refunds	540	722	2,479
Non-cash transactions:
Shares issued for acquisitions	—	—	98,742
See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

1. Company organization and operations:

Westport Fuel Systems Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. The Company engineers, manufactures and supplies alternative fuel systems and components for use in transportation applications on a global basis. The Company's components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines.

2. Liquidity and going concern:

In connection with preparing the consolidated financial statements for each annual and interim reporting period management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. Substantial doubt exists when conditions and events, considered in the aggregate, indicate that it is probable that the Company will be unable to meet its obligations as they become due within one year after the date that the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date that the consolidated financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the consolidated financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the consolidated financial statements are issued.

At this time Management's evaluation has concluded that there are no known or currently foreseeable conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these consolidated financial statements were issued. These consolidated financial statements have therefore been prepared on the basis that the Company will continue as a going concern.

At December 31, 2018, the Company's net working capital was $63,144 (2017 - $80,919) including cash and cash equivalents of $61,119 (2017 - $71,842), and its long-term debt, including the royalty payable, was $76,245, of which $16,418 matures in 2019. The Company has incurred a loss from continuing operations of $40,770 (2017 - $62,860) and negative cash flows from continuing operating activities of $27,437 (2017 - $49,453) for the year ended December 31 ,2018, and has accumulated a deficit of $998,361 since inception.

The Company continues to work towards its goals of increasing revenues and reducing expenditures, which has improved results from operations and operating cash flows in 2017 and 2018, and this improvement in operating results is expected to continue in 2019. In particular, the commercial launch of Westport HPDI 2.0™ in 2018 has allowed the Company to significantly reduce engineering and development spend and the associated capital expenditures on this product and this reduction has improved current and forecasted future cash flows. In addition, while the legal fees related to the Securities and Exchange Commission ("SEC") investigation that began in 2017 (see note 20(b)) increased significantly in 2018, we anticipate these legal expenditures to decrease in 2019. However, since the possible outcomes of this proceeding remain uncertain at this time, it is also necessary to acknowledge that any final determination that the Company’s operations or activities are not, or were not, in compliance with the Foreign Corrupt Practices Act ("FCPA") and/or other U.S. securities laws could result in significant civil and criminal financial penalties and other sanctions, which could have a material adverse impact on our financial condition. Lastly, the Company continues to examine non-core assets to determine whether it is in the best interest of the Company to monetize assets or to continue to hold and invest in these assets. Connected with this activity of assessing its non-core assets, on July 25, 2018 the Company closed the sale of its CNG Compressor business announced in the second quarter of 2018, which resulted in gross proceeds of approximately $14,729.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

2. Liquidity and going concern (continued):

Based on currently known conditions and events, management believes that the cash on hand at December 31, 2018 and the improvements to the operations expected for 2019 will provide the cash flow necessary to fund operations over the period from March 2019 to March 31, 2020. The ability of the Company to continue as a going concern beyond one year will be dependent on the Company's ability to generate positive results from operations and cash flows. If, as a result of future events, the Company was to determine it was no longer able to continue as a going concern, significant adjustments would be required to the carrying value of its assets and liabilities in the consolidated financial statements and the adjustments could be material.

3. Significant accounting policies:

(a)    Basis of presentation:

The consolidated financial statements include the accounts of the Company and its subsidiaries.  All intercompany balances and transactions have been eliminated on consolidation.

These consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Cartesian Capital Group is a global private equity firm based in New York that has investments in the Company. Various Cartesian entities are associated with these investments including Pangaea Two Management, LP; Pangaea Two Acquisition Holdings XIV, LLC; Pangaea Two Acquisition Holdings Parallel XIV, LLC. Collectively, these entities will be referred to as “Cartesian”.  In addition, Peter Yu, the founder and managing partner of Cartesian, was elected as a Director of the Company in January 2016. See notes 9(b), 14(c) and 15 for additional details of Cartesian’s investments in the Company.
(b)    Foreign currency translation:

The Company’s functional currency is in the Canadian dollar and its reporting currency for its consolidated financial statement presentation is the United States dollar.  The functional currencies for the Company's subsidiaries include the following: United States, Canadian ("CDN") and Australian dollars, Euro, Argentina Peso, Chinese Renminbi (“RMB”), Swedish Krona, and Indian Rupee.  The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates,  shareholders’ equity balances using historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income.

Transactions that are denominated in currencies other than the functional currency of the Company’s operations or its subsidiaries are translated at the rate in effect on the date of the transaction.  Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rate in effect on the balance sheet date.  Non-monetary assets and liabilities are translated at the historical exchange rate.  All foreign exchange gains and losses are recognized in the statement of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income until realized through disposal or impairment.

As at June 30, 2018, the Company concluded that Argentina's economy is highly inflationary. As a result, the Company remeasured the financial statements of the Argentinian subsidiary in the Company's reporting currency beginning July 1, 2018.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

3. Significant accounting policies (continued):

Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars.  For the periods presented, the Company used the following exchange rates:

	Year end exchange rate as at:		Average for the year ended:
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2016
Canadian dollar	0.73	0.80	0.77	0.77	0.76
Australian dollar	0.70	0.78	0.75	0.77	0.74
Euro	1.14	1.20	1.18	1.13	1.11
Argentina Peso	0.03	0.06	0.04	0.06	0.07
RMB	0.15	0.15	0.15	0.15	0.15
Swedish Krona	0.11	0.12	0.12	0.12	0.12
Indian Rupee	0.0143	0.0157	0.0156	0.0154	0.0150

(c)Cash and cash equivalents:

Cash and cash equivalents includes cash, term deposits, bankers acceptances and guaranteed investment certificates with maturities of ninety days or less when acquired.  Cash equivalents are considered as held for trading and recorded at fair value with changes in fair value recognized in the consolidated statements of operations. The $5,095 of restricted cash forms part of the security for the Export Development Canada ("EDC") loan (note 14(a)).

(d)    Accounts receivable, net:

Accounts receivable are measured at amortized cost.  The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Past due balances over 90 days are reviewed individually for collectability. If the financial condition of the Company’s customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management’s assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the allowance and a credit to accounts receivable.

(e)    Inventories:

The Company’s inventories consist of the Company’s fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value.  Cost is determined based on the lower of weighted average cost or first-in, first-out.  The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour and production overhead, including depreciation.  The Company records inventory write-downs based on an analysis of excess and obsolete inventories determined primarily by future demand forecasts. In addition, the Company records a liability for firm, noncancelable, and unconditional purchase commitments with manufacturers for quantities in excess of the Company’s future demand forecast consistent with its valuation of excess and obsolete inventory.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

3. Significant accounting policies (continued):

(f)    Property, plant and equipment:

Property, plant and equipment are stated at cost.  Depreciation is provided for as follows:

Assets	Basis	Rate
Buildings	Straight-line	15 years
Computer equipment and software	Straight-line	3 years
Furniture and fixtures	Straight-line	5 years
Machinery and equipment	Straight-line	8 – 10 years
Leasehold improvements	Straight-line	Lease term

Depreciation expense on equipment used in the production and manufacturing process is included in cost of sales. All other depreciation is included in the depreciation and amortization expense line on the statement of operations.

(g)    Long-term investments:

The Company accounts for investments in which it has significant influence, including variable interest entities ("VIEs") for which the Company is not the primary beneficiary, using the equity method of accounting.  Under the equity method, the Company recognizes its share of income from equity accounted investees in the statement of operations with a corresponding increase in long-term investments.  Any dividends paid or payable are credited against long-term investments.

(h)    Financial liabilities:

Accounts payable and accrued liabilities, short-term debt and long-term debt are measured at amortized cost.  Transaction costs relating to long-term debt are netted against long-term debt and are amortized using the effective interest rate method.

(i)    Research and development costs:

Research and development costs are expensed as incurred and are recorded net of government funding received or receivable.

(j)    Intangible assets:

Intangible assets consist primarily of the estimated value of intellectual property, trademarks, technology, customer contracts and non-compete agreements acquired through acquisitions.  Intangible assets are amortized over their estimated useful lives, which range from 5 to 20 years.

(k)    Impairment of long-lived assets:

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount.  An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value.  When quoted market prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

3. Significant accounting policies (continued):

(l)    Goodwill:

Goodwill is recorded at the time of purchase for the excess of the amount of the purchase price over the fair values of the identifiable assets acquired and liabilities assumed.  Goodwill is not amortized and instead is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired.  This impairment test is performed annually at November 30.  Future adverse changes in market conditions or poor operating results of underlying assets could result in an inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge.

(m)    Warranty liability:

Estimated warranty costs are recognized at the time the Company sells its products and are included in cost of revenue.  The Company provides warranty coverage on products sold from the date the products are put into service by customers.  Warranty liability represents the Company’s best estimate of warranty costs expected to be incurred during the warranty period.  Furthermore, the current portion of warranty liability represents the Company’s best estimate of the costs to be incurred in the next twelve-month period.  The Company uses historical failure rates and costs to repair defective products to estimate the warranty liability.  New product launches require a greater use of judgment in developing estimates until claims experience becomes available.  Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch.  The Company records warranty expense for new products using historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter.  The amount payable by the Company and the timing will depend on actual failure rates and cost to repair failures of its products.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

3. Significant accounting policies (continued):

(n)    Revenue recognition:

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers, a new accounting standard related to revenue recognition. ASC 606 supersedes nearly all U.S. GAAP on revenue recognition and eliminated industry-specific guidance. The underlying principle of ASC 606 is to recognize revenue when a customer obtains control of promised goods or services at an amount that reflects the consideration that is expected to be received in exchange for those goods or services. At the beginning of the first quarter of 2018, the Company adopted ASC 606 using the modified retrospective method. There was no material financial impact to our adoption of ASC 606.
The Company generates revenues primarily from product sales. Product revenues are derived from standard product sales contracts and from long-term fixed price contracts. Under ASC 606, revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. On standard product sales contracts, revenues are recognized when customers obtain control of the product, that is when transfer of title and risks and rewards of ownership of goods have passed and when obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale.

(o)    Income taxes:

The Company accounts for income taxes using the asset and liability method.  Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the accounting basis and tax basis of the assets and liabilities and for loss carry-forwards, tax credits and other tax attributes, using the enacted tax rates in effect for the years in which the differences are expected to reverse.  The effect of a change in tax rates on the deferred income tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred income tax assets to the extent the assets are more-likely-than-not to be realized. In making such a determination the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that, based on all available evidence, it is more-likely-than-not that some or all of the deferred income tax assets will not be realized, a valuation allowance is provided to reduce the deferred income tax assets.

The Company uses a two-step process to recognize and measure the income tax benefit of uncertain tax positions taken or expected to be taken in a tax return. The tax benefit from an uncertain tax position is recognized if it is more-likely-than-not that the position will be sustained upon examination by a tax authority based solely on the technical merits of the position. A tax benefit that meets the more-likely-than-not recognition threshold is measured as the largest amount that is greater than 50% likely to be realized upon settlement with the tax authority. To the extent a full benefit is not expected to be realized, an income tax liability is established. Any change in judgment related to the expected resolution of an uncertain tax position is recognized in the year of such a change.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

4. Accounting changes:

(a)    New accounting pronouncements adopted in 2018:

Revenue:

In May 2014, FASB issued Accounting Standards Updates ("ASU") 2014-09, Revenue From Contracts With Customers (“Topic 606”). The Company adopted this standard on January 1, 2018, using the modified retrospective method. The adoption of this standard did not result in any impact on previously reported amounts. In accordance with the standard, additional disclosures have been provided in note 3(n).

Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments:

In August 2016, the FASB issued ASU 2016-15, which provides cash flow classification guidance on eight specific cash flow issues to reduce diversity in practice for which authoritative guidance did not previously exist. The Company adopted this standard on January 1, 2018 with no material impact to the Company's financial statements.

(b)    New accounting pronouncement to be adopted in 2019:

Leases (Topic 842):

In February 2016, the FASB issued ASU 2016-02, which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018, and interim periods with early adoption permitted. The Company's future minimum lease payments at December 31, 2018 under operating leases are disclosed in note 21(a). The Company is finalizing its implementation of this new standard and will use the modified retrospective method as at January 1, 2019. The Company's significant leases relate to its leasing of operating premises.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

5. Business combinations:

Merger with Fuel Systems:

On June 1, 2016 ("the acquisition date"), the Company completed a merger with Fuel Systems Solutions, Inc. ("Fuel Systems"). Fuel Systems shareholders received 2.4755 Westport common shares for each share of Fuel Systems common stock owned. The Company issued 44,882,782 common shares to former Fuel Systems shareholders and 653,532 restricted stock units. The Company determined the purchase price using the Nasdaq closing share price on the acquisition date at $2.20 per share, which resulted in total purchase consideration of $99,397. The Company incurred total acquisition related costs of $9,890 in 2015 and 2016, which were expensed as incurred.

This business combination resulted in a bargain purchase transaction, as the fair value of assets acquired and liabilities assumed exceeded the total of the transaction date fair value of equity issued by $35,808. The Company believes it was able to acquire the assets of Fuel Systems for less than their fair value due to the weakness in the alternative fuel sector.

6. Sale of assets:

The Company completed the sale of its CNG Compressor business on July 25, 2018 for gross proceeds of $14,729 and recorded a net gain of $9,910. The assets and liabilities of the CNG Compressor business were accounted for as held for sale effective from the second quarter of 2018. The comparative balances of the CNG Compressor business were also reclassified as at December 31, 2017, with an impact to the following balance sheet accounts: accounts receivable, inventories, property, plant and equipment, accounts payable and accrued liabilities, warranty liability and other long-term liabilities. The notes for these account balances have been adjusted for these reclassifications in these financial statements.

During the second quarter of 2017, substantially all of the former Industrial business segment was sold resulting in a gain of $58,310.

As discussed in note 15, 15% of the net consideration received on these asset sales was paid or will be payable against the royalty payable due to Cartesian.

The carrying amount of the major classes of assets and liabilities for the held-for-sale for both the CNG Compressor business and Industrial business segment at December 31, 2018 and December 31, 2017 are shown below:

	December 31, 2018	December 31, 2017

Cash	$—	$5,924
Accounts receivable	1,676	5,267
Inventories	—	5,006
Property, plant, and equipment	—	795
Total assets classified as held for sale	$1,676	$16,992

Accounts payable and accrued liabilities	$57	$12,597
Restructuring obligations	467	—
Income taxes payable	2,054	3,448
Other current liabilities	—	1,462
Deferred income tax liabilities and other liabilities	1,292	1,634
Total liabilities classified as held for sale	$3,870	$19,141

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

6. Sale of assets (continued):

The following table presents the combined financial results of the CNG Compressor business and Industrial business segments which are included in net income from discontinued operations for the years ended December 31, 2018, 2017 and 2016:

	December 31, 2018	December 31, 2017	December 31, 2016
Revenue	$8,837	$46,268	$57,715

Cost of revenue	7,548	34,647	43,495
Research and development	603	2,972	3,960
General and administrative	1,083	5,027	3,429
Sales and marketing	575	2,713	2,765
	9,809	45,359	53,649
Operating income (loss) from discontinued operations	(972)	909	4,066

Restructuring costs	1,268	—	—
Net gain on sale of assets	(10,710)	(58,310)	—
Other expenses (recovery)	—	220	(93)
Income from discontinued operations before income tax	8,470	58,999	4,159
Income tax expense (recovery)	(808)	6,118	1,060
Net income from discontinued operations	$9,278	$52,881	$3,099

On January 1, 2018, the Company exited the portion of the facility related to the discontinued Industrial business segment and recorded a $1,268 lease-exit restructuring obligation. The lease terminates in August of 2019. During the second quarter of 2018, the Company adjusted a provision related to the Industrial business segment and recorded an additional gain of $800.

7. Accounts receivable:

	December 31, 2018	December 31, 2017
Customer trade receivables	$50,867	$51,719
Holdback receivables	—	6,750
Other receivables	6,775	4,337
Income tax receivable	717	1,232
Due from related parties (note 19)	122	156
Allowance for doubtful accounts	(3,039)	(2,294)
	$55,442	$61,900

8. Inventories:

	December 31, 2018	December 31, 2017
Purchased parts and materials	$31,735	$32,352
Work-in-process	2,297	2,187
Finished goods	11,367	10,505
Inventory on consignment	612	693
	$46,011	$45,737

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

8. Inventories (continued):

During the year ended December 31, 2018, the Company recorded write-downs to net realizable value of approximately $162 (year ended December 31, 2017 - $1,111; year ended December 31, 2016 - $6,591).

9. Long-term investments:

	December 31, 2018	December 31, 2017
Cummins Westport Inc. (a)	$6,309	$6,799
Weichai Westport Inc. (b)	1,824	1,824
Other equity accounted investees	685	679
	$8,818	$9,302

(a)   Cummins Westport Inc.:

The Company entered into a joint venture with Cummins Inc. ("Cummins") on March 7, 2001. The joint venture term is scheduled to end on December 31, 2021 and can be terminated under certain circumstances before the end of the term, including in the event of a material breach of the agreement by, or in the event of a change of control of, one of the parties.

On February 20, 2012, the joint venture agreement ("JVA") was amended and restated to provide for, among other things, clarification concerning the scope of products within CWI. In addition, the parties revised certain economic terms of the JVA. Prior to February 20, 2012, the Company and Cummins shared equally in the profits and losses of CWI. Under the amended JVA, profits and losses are shared equally up to an established revenue baseline, then any excess profit will be allocated 75% to the Company and 25% to Cummins.

The Company has determined that CWI is a VIE. Cummins and Westport each own 50% of the common shares of CWI and have equal representation on the Board of Directors. No one shareholder has the unilateral power to govern CWI. The Board of Directors has power over the operating decisions and to direct other activities of CWI that most significantly impact CWI’s economic performance as set forth in the governing documents. As decision-making at the Board of Directors’ level requires unanimous approval, this power is shared. Accordingly neither party is the primary beneficiary.

The Company recognized its share of CWI’s income and received dividends as follows:

	Years ended December 31,
	2018	2017	2016
Investment income under the equity method	$22,701	$12,482	$5,606
Dividends received	23,191	16,633	10,198

The Company has not historically provided and does not intend to provide financial or other support to CWI that the Company is not contractually required to provide. As at December 31, 2018, the Company has a related party accounts receivable balance of $122 (2017 - $150) due from CWI. During the year ended December 31, 2018, total sales to CWI were $1,855 (2017 - $2,721; 2016 - $2,744).

The carrying amount and maximum exposure to losses relating to CWI were as follows:

	Balance at December 31, 2018		Balance at December 31, 2017
	Carrying amount	Maximum exposure to loss	Carrying amount	Maximum exposure to loss
Equity method investment in CWI	$6,309	$6,309	$6,799	$6,799
Accounts receivable due from CWI	122	122	150	150

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

9. Long-term investments (continued):

(a)    Cummins Westport Inc. (continued):

Assets, liabilities, revenue and expenses of CWI, are as follows:

	December 31, 2018	December 31, 2017
Current assets:
Cash and short-term investments	$85,812	$91,720
Accounts receivable	2,336	10,925
Other current assets	120	—
Long-term assets:
Property, plant and equipment	934	1,245
Deferred income tax assets	22,851	28,096
Total assets	$112,053	$131,986
Current liabilities:
Current portion of warranty liability	$19,829	$25,866
Current portion of deferred revenue	21,299	22,157
Accounts payable and accrued liabilities	4,348	12,603
	45,476	60,626
Long-term liabilities:
Warranty liability	22,995	16,253
Deferred revenue	27,009	38,321
Other long-term liabilities	3,943	3,175
	53,947	57,749
Total liabilities	$99,423	$118,375

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

9. Long-term investments (continued):

	Years ended December 31,
	2018	2017	2016
Product revenue	$227,408	$235,220	$205,235
Parts revenue	91,997	82,077	71,230
	319,405	317,297	276,465
Cost of revenue and expenses:
Cost of product and parts revenue	228,452	207,840	199,317
Research and development	18,000	30,733	36,066
General and administrative	1,474	1,113	1,136
Sales and marketing	15,350	19,675	23,047
Foreign exchange loss	12	51	8
Bank charges, interest and other	706	609	695
	263,994	260,021	260,269
Income from operations	55,411	57,276	16,196
Interest and investment income	1,939	982	552
Income before income taxes	57,350	58,258	16,748
Income tax expense:
Current	8,397	16,068	4,680
Deferred (1)	3,552	17,226	856
	11,949	33,294	5,536
Income for the year	$45,401	$24,964	$11,212

(1)    As a result of the U.S. tax reform substantially enacted in the fourth quarter of 2017, CWI recorded a deferred tax expense of $13,423 in 2017 arising from related adjustments to deferred income tax assets.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

9. Long-term investments (continued):

(b)    Weichai Westport Inc.:

The Company, indirectly through its wholly-owned subsidiary, Westport Innovations (Hong Kong) Limited (“Westport HK”), is currently the registered holder of a 23.33% equity interest in Weichai Westport Inc. (“WWI”). Previously, the Company held a 35% indirect equity interest in WWI. However, in April 2016, the Company sold to Cartesian entities a derivative economic interest granting it the right to receive an amount of future income received by Westport HK from WWI equivalent to having an 18.78% equity interest in WWI and concurrently granted a Cartesian entity an option to acquire all of the equity securities of Westport HK for a nominal amount.  The Company retained the right to transfer any equity interest held by Westport HK in WWI that was in excess of an 18.78% interest in the event that such option was exercised.  Then in August 2016, the Company sold an aggregate 11.67% equity interest in the WWI joint venture for gross proceeds of $7,372 (RMB 48,185) to Weichai Holding Group Co., Ltd. (to which the Company sold a 6.42% equity interest) and Guanya (Shanghai) Private Equity Partnership (Limited Partnership) (“Guanya”) (to which the Company sold a 5.25% equity interest).  Public disclosures of this transaction made by the Company prior to the third quarter of 2018 filing of our financial statements referred to Guanya as either “an additional undisclosed purchaser” or, inadvertently, as “Weichai Power Co., Ltd.”, which was not a party to the transaction but instead was a limited partner of Guanya.  The Company’s 23.33% equity interest in WWI remains held by the Company’s subsidiary, Westport HK. As a result of such transactions, the Company’s residual 23.33% equity interest in WWI currently corresponds to an economic interest in WWI equivalent to just 4.55%.

On August 28, 2018, the Company entered into definitive development and supply agreements with WWI to develop, market, and commercialize a heavy-duty, natural gas engine featuring the Westport HPDI 2.0™ technology, based on one of Weichai Power Co. Ltd.'s ("Weichai Power") heavy-duty engine platforms. Under the new development program, the Company will support the adaptation of the Westport HPDI 2.0™ technology onto one of Weichai Power's heavy-duty engine platforms.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

10. Property, plant and equipment:

		Accumulated	Net book
December 31, 2018	Cost	depreciation	value
Land and buildings	$4,765	$1,474	$3,291
Computer equipment and software	7,079	6,043	1,036
Furniture and fixtures	3,553	2,975	578
Machinery and equipment	87,151	33,476	53,675
Leasehold improvements	11,578	6,727	4,851
	$114,126	$50,695	$63,431

		Accumulated	Net book
December 31, 2017	Cost	depreciation	value
Land and buildings	$4,947	$1,412	$3,535
Computer equipment and software	7,742	7,438	304
Furniture and fixtures	5,322	3,585	1,737
Machinery and equipment	90,570	33,007	57,563
Leasehold improvements	14,261	7,596	6,665
	$122,842	$53,038	$69,804

During the year ended December 31, 2018, the Company recorded an impairment charge of $736 (year ended December 31, 2017 - $1,550; year ended December 31, 2016 - $2,708). The impairment resulted primarily from the write-down of tooling equipment and was recorded in the Transportation segment.

The Company has significant investments in property, plant and equipment related to its Westport HPDI 2.0™ business. The HPDI business is at the early stages of commercialization, and, as a result, is currently generating losses. Based on the Company's current projections, meaningful increases in component sales, compared to 2018 levels, are expected, allowing the HPDI business to benefit from economies of scale and become profitable. If these assumptions are not realized, the Company may be required to record an impairment on these assets in future periods.

Total depreciation expense for the year ended December 31, 2018 was $13,090 (year ended December 31, 2017 - $11,289; year ended December 31, 2016 - $12,305). The amount of depreciation expense included in cost of sales for the year ended December 31, 2018 was $7,685 (year ended December 31, 2017 - $4,915; year ended December 31, 2016 - $4,266).

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

11. Intangible assets:

		Accumulated	Net book
December 31, 2018	Cost	amortization	value
Patents and trademarks	$21,142	$7,978	$13,164
Technology	5,150	4,369	781
Customer contracts	12,355	9,476	2,879
Other intangibles	334	329	5
Total	$38,981	$22,152	$16,829

		Accumulated	Net book
December 31, 2017	Cost	amortization	value
Patents and trademarks	$22,031	$6,995	$15,036
Technology	5,400	4,059	1,341
Customer contracts	12,964	8,404	4,560
Other intangibles	351	345	6
Total	$40,746	$19,803	$20,943

Based on revenues and operating results, the Company concluded that there were no impairment indicators as of November 30, 2018 related to the intangible assets. Therefore, no impairment on intangible assets was recorded as at December 31, 2018.

During the year ended December 31, 2018, amortization of $3,420 (year ended December 31, 2017 - $3,452; year ended December 31, 2016 - $3,059) was recognized in the statement of operations.

12. Goodwill:

A continuity of goodwill is as follows:

	December 31, 2018	December 31, 2017
Balance, beginning of year	$3,324	$2,923
Impact of foreign exchange changes	(154)	401
Balance, end of year	$3,170	$3,324

The Company completed its annual assessment at November 30, 2018 and concluded that the remaining goodwill of $3,170 related to the Netherlands reporting unit under the Transportation business segment was not impaired.

13. Accounts payable and accrued liabilities:

	December 31, 2018	December 31, 2017
Trade accounts payable	$59,970	$56,309
Accrued payroll	13,723	16,292
Accrued interest	1,568	1,567
Taxes payable	2,244	511
Deferred revenue	996	1,398
Restructuring obligation	—	2,969
Other payables	4,350	7,179
	$82,851	$86,225

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

14. Long-term debt:

	December 31, 2018	December 31, 2017
Term loan facilities, net of debt issuance costs (a)	24,023	18,987
Senior financing (b)	8,645	10,901
Convertible debt (c)	17,382	17,335
Other bank financing (d)	3,744	6,562
Capital lease obligations (e)	1,516	637
Balance, end of period	$55,310	$54,422
Current portion	(10,327)	(8,993)
Long-term portion	$44,983	$45,429

(a)     On December 20, 2017, the Company entered into a loan agreement with EDC for a $20,000 non-revolving term facility. The loan bears interest at 9% plus monitoring fees, payable quarterly, as well as quarterly principal repayments. The Company incurred debt issuance costs of $1,013 related to the this loan, which reduced the carrying value to $18,987 at December 31, 2017. These costs are amortized over the term of this loan using the effective interest rate method. As at December 31, 2018, the amount outstanding for this loan was $16,860, net of issuance costs.

The loan is secured by share pledges over Westport Power, Inc., Fuel Systems Solutions, Inc., and MTM S.r.L. and 85% of the proceeds received from the holdback related to the sale of a portion of the Industrial business segment (as discussed in note 6). As at December 31, 2018, this holdback security of $5,095 is held as restricted cash. On March 1, 2019, as a result of achieving certain milestones, the restricted cash was released and the interest rate on the loan was reduced to 6%.

On October 9, 2018, the Company entered into a Euro denominated loan agreement with UniCredit S.p.A. ("UniCredit"). The loan bears interest at the 3-month Euribor plus 2.3% and interest is paid quarterly. As at December 31, 2018, the amount outstanding for this loan was $7,163 and was secured by a pledge of $2,129, with these restricted funds being recorded in other long-term assets.

(b)     The senior financing facility was renewed on March 24, 2017. The loan bears interest at the 6-month Euribor plus 3.3% and can increase or decrease by 30 basis points based on an annual leverage ratio calculation. Interest is paid semi-annually. The Company has pledged its interest in EMER S.p.A. as a general guarantee for its senior revolving financing.

(c)    In January 2016, the Company entered into a financing agreement ("Tranche 2 Financing") with Cartesian. As part of the agreement, on June 1, 2016, convertible debt was issued in exchange for 9.0% convertible unsecured notes due June 1, 2021, which are convertible into common shares of the Company in whole or in part, at Cartesian's option, at any time following the twelve month anniversary of the closing at a conversion price of $2.17 per share. Interest is payable annually in arrears on December 31 of each year during the term. The convertible debt is held by a related party as Peter Yu, founder and managing partner of Cartesian, became a member of the Board of Directors of the Company in January 2016. Cartesian is secured by an interest in the Company's HPDI 2.0 intellectual property and a priority interest in the Company's CWI joint venture interest.

(d)    Other bank financing consists of various secured and unsecured bank financing arrangements that carry rates of interest ranging from 0.75% to 3.8% and have various maturities out to 2022. Security includes a building owned by the Company in the Netherlands and certain accounts receivable in one of our Italian subsidiaries.

(e)     The Company has capital lease obligations that have terms of three to four years at interest rates ranging from 1.3% to 12.0% (2017 - 3.1% to 12.0%).

Throughout the entire term of these financing arrangements, the Company is required to meet certain financial and non-financial covenants.  As of December 31, 2018, the Company is in compliance with all covenants under the financing arrangements.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

14. Long-term debt (continued):

The principal repayment schedule of the long-term debt is as follows for the years ending December 31:

	Term loan facilities	Senior financing	Convertible debt	Other bank financing	Capital lease obligations	Total
2019	$5,234	$1,880	$—	$2,714	$499	$10,327
2020	7,166	2,009	—	344	475	9,994
2021	8,785	2,254	17,382	343	418	29,182
2022	1,419	2,502	—	343	124	4,388
2023 and thereafter	1,419	—	—	—	—	1,419
	$24,023	$8,645	$17,382	$3,744	$1,516	$55,310

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

15. Long-term royalty payable:

In January 2016, the Company entered into a financing agreement with Cartesian to support the Company's global growth initiatives. The financing agreement immediately provided $17,500 in cash (the “Tranche 1 Financing”). In consideration for the funds provided to the Company, Cartesian is entitled to royalty payments based on the greater of (i) a percentage of amounts received by the Company on select HPDI systems and CWI joint venture income through 2025 and (ii) stated fixed amounts per annum (subject to adjustment for asset sales). The carrying value is being accreted to the expected redemption value using the effective interest method, which is approximately 23% per annum. Cartesian's debt is secured by an interest in the Company's HPDI intellectual property and a priority interest in the Company's CWI joint venture interest.

In January 2017, the Company and Cartesian signed a Consent Agreement which allows the Company to sell certain assets in exchange for prepayment of the Cartesian royalty: Cartesian will be paid 15% of the net proceeds from these asset sales to a maximum of $15,000, with this payment being allocated on a non-discounted basis to future years' minimum payments.

The Company's divestiture of the Industrial business segment during 2017 and the CNG Compressor business in 2018 resulted in royalty prepayments of $9,435 in 2017 and $1,045 in 2018. Due to the early extinguishment of a portion of the royalty payable, the Company recorded an additional finance charge of $5,236 in 2017 and $778 in 2018.

As of December 31, 2018, the total royalty prepayments paid or payable to Cartesian as a result of the Consent Agreement, including the prepayment arising from the sale of the CNG Compressor business to be made in 2019, was $12,204.

A continuity schedule of the long-term royalty payable is as follows:

	December 31, 2018	December 31, 2017
Balance, beginning of year	$19,031	$21,562
Accretion expense	4,135	3,168
Repayment	(3,009)	(10,935)
Additional finance charge from prepayment	778	5,236
Balance, end of year	20,935	19,031
Current portion	(6,091)	(2,390)
Long-term portion	$14,844	$16,641

The minimum repayments including interest are as follows, for the years ending December 31:

2019	$6,091
2020	5,926
2021	7,258
2022	5,065
2023	1,162
2024 and thereafter	6,758
$32,260

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

16. Warranty liability:

A continuity of the warranty liability is as follows:

	Years ended December 31,
	2018	2017	2016
Balance, beginning of year	$6,301	$11,612	$13,991
Warranty assumed on acquisition	—	—	2,454
Warranty claims	(2,787)	(2,627)	(7,684)
Warranty accruals	2,112	1,232	1,493
Change in estimate	(1,443)	(2,949)	—
Impact of foreign exchange changes	758	(967)	1,358
Balance, end of year	4,941	6,301	11,612
Less: Current portion	(2,800)	(3,529)	(5,499)
Long-term portion	$2,141	$2,772	$6,113

17. Share capital, stock options and other stock-based plans:

During the year ended December 31, 2018, the Company issued 2,101,190 common shares upon exercises of share units (year ended December 31, 2017 – 2,045,617 common shares). The Company issues shares from treasury to satisfy share unit exercises.

During the year ended December 31, 2017, the Company issued 19,125,000 common shares at $1.50 per share, for gross proceeds of $28,688. Transaction costs of $2,735 were incurred for net proceeds of $25,953.

(a)    Share Units ("Units"):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vested and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the year ended December 31, 2018, the Company recognized $3,040 (year ended December 31, 2017 - $6,961; year ended December 31, 2016 – $10,450) of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan as of December 31, 2018, December 31, 2017 and December 31, 2016 are as follows:

	December 31, 2018		December 31, 2017		December 31, 2016
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of year	4,509,990	$6.00	6,664,591	$6.75	9,657,921	$7.62
Granted	1,009,230	3.50	993,659	2.18	684,402	2.90
Exercised/vested	(2,101,190)	5.44	(2,045,617)	6.31	(845,491)	10.26
Forfeited/expired	(750,627)	3.61	(1,102,643)	6.51	(2,832,241)	6.60
Outstanding, end of year	2,667,403	$4.41	4,509,990	$6.00	6,664,591	$6.75
Units outstanding and exercisable, end of year	2,076,684	$4.66	636,073	$5.38	1,891,008	$7.77

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

17. Share capital, stock options and other stock-based plans (continued):

During 2018, 1,009,230 (2017 - 993,659) restricted share units ("RSUs") were granted to directors, executives and employees. Values of RSU awards are generally determined based on the fair market value of the underlying common share on the date of grant. RSUs typically vest over a three year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for common shares, not the date of grant.

As at December 31, 2018, $2,074 of compensation expense related to Units has yet to be recognized in results from operations and will be recognized over a weighted average period of approximately 1 and a half years.

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017
	CDN$	CDN$
Share units:
Outstanding	$4,828	$21,332
Exercisable	3,759	3,009

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans is included in operating expenses as follows:

	Years ended December 31,
	2018	2017	2016
Research and development	$778	$1,182	$6,010
General and administrative	1,952	5,450	2,334
Sales and marketing	310	329	2,106
	$3,040	$6,961	$10,450

During the first quarter of 2018, the Performance Stock Units ("PSUs") that had been conditionally approved were finalized and granted. As a result, the stock-based compensation of $2,449 related to 730,000 PSUs was reclassified from a liability to shareholders' equity.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

18. Income taxes:

(a)    The Company’s income tax provision differs from that calculated by applying the combined enacted Canadian federal and provincial statutory income tax rate of 27% for the year ended December 31, 2018 (year ended December 31, 2017 – 26%; year ended December 31, 2016 – 26%) as follows:

	Years ended December 31,
	2018	2017	2016
		(Adjusted, Note 6)	(Adjusted, Note 6)
Loss before income taxes	$(38,658)	$(67,284)	$(96,722)
Expected income tax recovery	(10,438)	(17,494)	(25,148)
Increase (reduction) in income taxes resulting from:
Non-deductible stock-based compensation	433	786	2,176
Other permanent differences	3,762	3,624	5,875
Withholding taxes	657	444	1,109
Change in enacted tax rates	135	22,960	—
Foreign tax rate differences, foreign exchange and other adjustments	1,585	138	(4,560)
Non-taxable income from equity investment	(6,834)	(3,245)	925
Change in valuation allowance	12,812	(11,637)	32,583
Change in uncertain tax position	—	—	301
Bargain purchase gain	—	—	(9,311)
Income tax expense (recovery)	$2,112	$(4,424)	$3,950

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

18. Income taxes (continued):

(b)    The significant components of the deferred income tax assets and liabilities are as follows:

	December 31, 2018	December 31, 2017
Deferred income tax assets:
Net loss carry forwards	$197,585	$189,627
Intangible assets	5,655	6,502
Property, plant and equipment	12,799	13,046
Warranty liability	3,251	3,290
Foreign tax credits	620	5,241
Inventory	4,223	4,668
Research and development	5,961	5,795
Other	11,135	13,190
Total gross deferred income tax assets	241,229	241,359
Valuation allowance	(239,565)	(239,511)
Total deferred income tax assets	1,664	1,848
Deferred income tax liabilities:
Intangible assets	(2,456)	(4,062)
Property, plant and equipment	(106)	(231)
Other	(1,667)	(323)
Total deferred income tax liabilities	(4,229)	(4,616)
Total net deferred income tax liabilities	$(2,565)	$(2,768)
Allocated as follows:
Deferred income tax assets	$1,664	$1,848
Deferred income tax liabilities	(4,229)	(4,616)
Total net deferred income tax liabilities	$(2,565)	$(2,768)

The valuation allowance is reviewed on a quarterly basis to determine if, based on all available evidence, it is more-likely-than-not that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent on the generation of sufficient taxable income during the future periods in which those temporary differences are expected to reverse. If the evidence does not exist that the deferred income tax assets will be fully realized, a valuation allowance has been provided.

The deferred income tax assets have been reduced by the uncertain tax position presented in note 18(f).

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

18. Income taxes (continued):

(c)    The components of the Company’s income tax expense (recovery) are as follows:

		Income tax expense (recovery)
	Net income (loss)
	before income
	taxes	Current	Deferred	Total
Year ended December 31, 2018
Canada	$(61,933)	214	—	$214
United States	17,161	803	—	803
Italy	7,445	1,741	(1,188)	553
Other	(1,331)	1,192	(650)	542
	$(38,658)	$3,950	$(1,838)	$2,112
Year ended December 31, 2017
Canada	$(61,458)	$(3,737)	$(17)	$(3,754)
United States	3,023	17	—	17
Italy	679	493	(1,470)	(977)
Other	(9,528)	447	(157)	290
	$(67,284)	$(2,780)	$(1,644)	$(4,424)
Year ended December 31, 2016
Canada	$(104,060)	$56	$120	$176
United States	14,926	7	—	7
Italy	(5,601)	192	1,440	1,632
Other	(1,987)	1,355	780	2,135
	$(96,722)	$1,610	$2,340	$3,950

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

18. Income taxes (continued):

(d)    The Company has loss carry-forwards in the various tax jurisdictions available to offset future taxable income as follows:

Expiring in:	2019	2020	2021	2022 and later	Total
Canada	$—	$—	$—	$518,969	$518,969
Italy	—	—	—	2,976	2,976
United States	—	—	—	103,673	103,673
Sweden	—	—	—	19,155	19,155
Other	4,668	4,039	4,131	14,009	26,847
Total	$4,668	$4,039	$4,131	$658,782	$671,620

Certain tax attributes are subject to an annual limitation as a result of the acquisition of Fuel Systems which constitutes a change of ownership as defined under Internal Revenue Code Section 382.

(e)    The Company has not recognized a deferred income tax liability for certain undistributed earnings of foreign subsidiaries which are essentially investments in those foreign subsidiaries and are permanent in duration.

(f)    The Company records uncertain tax positions in accordance with ASC No. 740, Income Taxes. As at December 31, 2018, the total amount of the Company’s uncertain tax benefits was $4,704 (year ended December 31, 2017 - $4,345). If recognized in future periods, the uncertain tax benefits would affect our effective tax rate. The Company files income tax returns in Canada, the U.S., Italy, and various other foreign jurisdictions. All taxation years remain open to examination by the Canada Revenue Agency, the 2015 to 2018 taxation years remain open to examination by the Internal Revenue Service and the 2013 to 2018 taxation years remain open to examination by the Italian Revenue Agency, and various years remain open in the other foreign jurisdictions.

19. Related party transactions:

The Company's related parties are CWI, Cartesian, directors, officers and shareholders which own greater than 10% of the Company's shares.
(a)    Pursuant to the amended and restated Joint Venture Agreement, Westport engages in transactions with CWI (see note 9(a)). Amounts receivable relate to costs incurred by the Company on behalf of CWI. The amounts are generally reimbursed by CWI to the Company in the month following the month in which the payable is incurred.

(b)    Other transactions with related parties:

Peter Yu, founder and managing partner of Cartesian, was elected as a Director of the Company in January 2016 in connection with the convertible debt (note 14(c)) and royalty payable (note 15), which are related party balances. The Company made an interest payment on the convertible debt of $1,575 in 2018 (2017 - $919) to Cartesian. In addition, the Company made a payment of $3,009 (2017 - $10,935) to Cartesian relating to the royalty payable during the year ended December 31, 2018 and has continued to accrue interest in accordance with the terms of the agreements. In addition, fees of $250 (2017 - $250) were paid to Cartesian during the year ended December 31, 2018.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

20. Commitments and contingencies:

(a)     Contractual commitments

The Company has obligations under operating lease arrangements that require the following minimum annual payments during the respective fiscal years:

2019	$3,594
2020	2,545
2021	903
2022	762
2023	452
Thereafter	—
$8,256

For the year ended December 31, 2018, the Company incurred operating lease expense of $3,269 (year ended December 31, 2017 - $4,782; year ended December 31, 2016 - $5,675).

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

(b)     Contingencies

As disclosed in the Company’s previously filed interim financial statements and management's discussion and analysis, on June 15, 2017, the Enforcement Division of the SEC issued a subpoena to the Company for information concerning its investment in WWI and compliance with the FCPA and securities laws related to disclosure in SEC filings in connection with the Company's operations in China.  The SEC Enforcement Division issued follow up subpoenas on February 14, 2018, June 25, 2018, and August 2, 2018. The Company has completed its response to those subpoenas. No new subpoenas have been received since August 2, 2018. Westport Fuel Systems is cooperating with these requests and cannot predict the duration, scope or outcome of the SEC's investigation. To date our management has devoted significant time and attention to these matters, and we may be required to devote even more time, attention and financial resources to these matters in the future. The SEC’s investigation and our requirements in response thereto could have a material adverse impact on our results of operations, financial condition, liquidity and cash flows. While we cannot estimate our potential exposure, if any, in these matters at this time, we have already expended significant amounts investigating and responding to the subpoenas in respect of this investigation, including funding the expense of independent legal representation, and expect to continue to need to expend significant amounts to conclude the SEC investigation. During the year ended December 31, 2018, the Company recorded expenses related to the SEC investigation of $9,977, net of insurance recoveries, and to date has recorded aggregate net expenses related to such investigation of $11,794. Although the Company maintains insurance that may cover some of these expenses, and has given notice to the insurers of the matter, there is a risk that a substantial portion of the overall expenses and costs relating to such SEC investigation will not be covered by such policies. In the event of future proceedings arising out of the SEC investigation, to the extent covered, our ultimate liability may possibly exceed the available insurance.

The Company is also engaged in certain legal actions and tax audits in the ordinary course of business and believes that, based on the information currently available, the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

21. Segment information:

Effective January 2018, commensurate with the commercial launch of Westport HPDI 2.0™, the Company restructured its business segments to allow for further integration of product offerings. Accordingly, from that date, the Westport HPDI 2.0™ product line and all other technology related activities previously reported under the Corporate & Technology segment have been combined with the previously reported Automotive business segment and renamed Transportation.

Under the organization structure in effect from January 2018, the Company manages and reports the results of its business through three segments: Transportation, the CWI Joint Venture, and Corporate. This reflects the manner in which operating decisions and the assessment of business performance is currently managed by the Chief Operating Decision Maker ("CODM"). All comparative figures presented have been revised to reflect this change.

The financial information for the Company’s business segments evaluated by the CODM includes the results of CWI as if they were consolidated, which is consistent with the way the Company manages its business segments. As CWI is accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company’s consolidated measures.

Transportation Business Segment

Westport Fuel Systems' Transportation group designs, manufactures, and sells alternative fuel systems and components for transportation applications.  The Company's diverse product offerings are sold under established global brands and include a broad range of alternative fuels which have environmental and economic advantages including: liquefied petroleum gas (“LPG”), compressed natural gas ("CNG"), liquefied natural gas (“LNG”), renewable natural gas (“RNG”), and hydrogen. The Company supplies its products and services through a global network of distributors and original equipment manufacturers (“OEMs”) and delayed OEMs ("DOEMs") in more than 70 countries. Today, our products and services are available for passenger cars, light-, medium- and heavy-duty trucks, high horsepower, cryogenics, and hydrogen applications.

The Transportation segment includes the independent aftermarket ("IAM"), OEMs and DOEMs, the Westport HPDI 2.0™ product line, electronics, current and advanced research and development programs, supply chain, and product planning activities.

An agreement to sell the CNG Compressor business was announced during the second quarter of 2018 and closed in the third quarter of 2018, and as a result, the revenues and expenses related to this business were reclassified to discontinued operations with effect from the second quarter of 2018 and all comparative figures presented have been revised to reflect this reclassification.

Cummins Westport Inc. ("CWI") Joint Venture

CWI serves the medium- and heavy-duty on-highway engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. CWI is the leading supplier of natural gas engines to the North American medium- and heavy-duty truck and transit bus industries.

All CWI natural gas engines are dedicated 100% natural gas engines. The fuel for CWI engines can be carried in tanks on the vehicle as CNG or LNG. All engines are also capable of operating on RNG.

CWI is a Delaware corporation owned 50% by Westport Power Inc., a wholly-owned subsidiary of Westport Fuel Systems, and 50% by Cummins. The board of directors of CWI is comprised of three representatives from each of Westport Fuel Systems and Cummins. On February 19, 2012, Westport Fuel Systems, Cummins and CWI entered into a Second Amended and Restated Joint Venture Agreement governing the operations of CWI which amended the focus of CWI's future product development investments to North American markets, including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins' North American plants.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

21. Segment information (continued):

The purpose of the joint venture is to engage in the business of developing, marketing and selling spark-ignited natural gas or propane engines for on-highway use. CWI utilizes Cummins' supply chain, back office systems and distribution and sales networks. The joint venture term is scheduled to end on December 31, 2021.

Corporate Business Segment

The Corporate business segment is responsible for public company activities, corporate oversight and general administrative duties, as well as research and development expenses relating to the protection of the Company's intellectual property; in particular, the costs associated with patenting our innovations and registering our trademarks, and maintaining our patent and trademark portfolios.

Weichai Westport Inc. ("WWI")

The Company has not considered WWI a business segment since March 31, 2016 due to the Company's reduced interest pursuant to a sale to the Cartesian Entities as discussed in note 9(b).

Financial information by business segment as follows:

	Years ended December 31,
	2018	2017	2016
Revenue:
Transportation	$270,283	$229,833	$167,181
CWI	319,405	317,297	276,465
WWI	—	—	29,931
Total segment revenues	$589,688	$547,130	$473,577
Less: equity investees' revenue	(319,405)	(317,297)	(306,396)
Consolidated revenue from continuing operations	$270,283	$229,833	$167,181
Consolidated revenue from discontinuing operations	$8,837	$46,268	$57,715

	Years ended December 31,
	2018	2017	2016
Operating income (loss):
Transportation	$(10,706)	$(40,638)	$(63,608)
CWI	55,411	57,276	29,782
Corporate	(31,511)	(22,256)	(31,923)
Restructuring costs	(808)	(1,682)	(19,000)
Foreign exchange loss	(8,957)	(562)	(6,565)
Impairments on long lived assets, net (note 10)	(736)	(1,550)	(4,843)
WWI	—	—	718
Total segment operating income (loss)	2,693	(9,412)	(95,439)
Less: equity investees’ operating income	(55,411)	(57,276)	(30,500)
Consolidated loss from continuing operations	$(52,718)	$(66,688)	$(125,939)
Consolidated income (loss) from discontinued operations	$(972)	$909	$4,066

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

21. Segment information (continued):

	Years ended December 31,
	2018	2017	2016

Total additions to long-lived assets, excluding business combinations:
Transportation	$10,062	$25,177	$8,181
Corporate	211	111	473
	$10,273	$25,288	$8,654

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide it by geographical regions.  Product and service and other revenues are attributable to geographical regions based on location of the Company’s customers and presented as a percentage of the Company’s product and service revenues are as follows:

	% of total product revenue and service and other revenue
	Years ended December 31,
	2018	2017	2016
Europe	62%	60%	63%
Americas	18%	20%	23%
Asia	10%	12%	12%
Others	10%	8%	2%

As at December 31, 2018, total goodwill of $3,170 (December 31, 2017 - $3,324) was allocated to the Automotive segment.

As at December 31, 2018, total long-term investments of $8,269 (December 31, 2017 - $8,756) were allocated to the Corporate segment and $549 (December 31, 2017 - $546) to the Transportation segment.

Total assets are allocated as follows:

	Total assets by operating segment
	Years ended December 31
	2018	2017
Transportation	$236,340	$254,037
Corporate	31,912	42,593
CWI	112,053	131,986
	$380,305	$428,616
Add: assets held for sale	1,676	16,992
Less: equity investee's total assets	(112,053)	(131,986)
Total consolidated assets	$269,928	$313,622

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

21. Segment information (continued):

The Company’s long-lived assets consist of property, plant and equipment (fixed assets), intangible assets and goodwill.

Long-lived assets information by geographic area:

December 31, 2018	Property, plant and equipment	Intangible assets and goodwill	Total
Italy	$23,470	$16,067	$39,537
Canada	35,089	237	35,326
United States	1,210	—	1,210
Rest of Europe	2,870	3,695	6,565
Asia Pacific	1,726	—	1,726
	64,365	19,999	84,364
Less: equity investee's long lived assets	(934)	—	(934)
Total consolidated long-lived assets	$63,431	$19,999	$83,430

December 31, 2017 (Adjusted, note 6)	Property, plant and equipment	Intangible assets and goodwill	Total
Italy	$24,660	$19,476	$44,136
Canada	39,732	317	40,049
United States	1,587	—	1,587
Rest of Europe	2,859	4,474	7,333
Asia Pacific	2,211	—	2,211
	71,049	24,267	95,316
Less: equity investee's long lived assets	(1,245)	—	(1,245)
Total consolidated long-lived assets	$69,804	$24,267	$94,071

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

22. Financial Instruments:

(a)    Financial risk management:

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

(b)    Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company has sustained losses and negative cash flows from operations since inception.  At December 31, 2018, the Company has $61,119 of cash, cash equivalents and short-term investments, including of $5,095 restricted cash (see note 3(c)).

The following are the contractual maturities of financial obligations as at December 31, 2018:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities	$82,851	$82,851	$82,851	$—	$—	$—
Term loan facilities (note 14 (a))	24,023	28,794	7,561	18,340	2,893	—
Senior revolving financing (note 14 (b))	8,645	10,027	2,161	4,918	2,948	—
Convertible debt (note 14 (c))	17,382	21,302	1,575	19,727	—	—
Other bank financing (note 14 (d))	3,744	3,751	2,714	694	343	—
Capital lease obligations (note 14 (e))	1,516	1,566	495	917	154	—
Long-term royalty payable (note 15)	20,935	32,260	6,091	13,184	6,227	6,758
Operating lease commitments (note 20(a))	—	8,256	3,594	3,448	1,214	—
	$159,096	$188,807	$107,042	$61,228	$13,779	$6,758

(c)    Credit risk:

Credit risk arises from the potential that a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents, short-term investments and accounts receivable.  The Company manages credit risk associated with cash and cash equivalents by regularly consulting with its current bank and investment advisors and investing primarily in liquid short-term paper issued by Schedule 1 Canadian banks, R1 rated companies and governments.  The Company monitors its portfolio and its policy is to diversify its investments to manage this potential risk.

The Company is also exposed to credit risk with respect to uncertainties as to timing and amount of collectability of accounts receivable and other receivables.  As at December 31, 2018, 87% (December 31, 2017 - 80%) of accounts receivable relates to customer receivables, and 13% (December 31, 2017 - 20%) relates to amounts due from related parties and income tax authorities for value added taxes and other tax related refunds.  In order to minimize the risk of loss for customer receivables, the Company’s extension of credit to customers involves review and approval by senior management as well as progress payments as contracts are executed.  Most sales are invoiced with payment terms in the range of 30 days to 90 days.  The Company reviews its customer receivable accounts and regularly recognizes an allowance for doubtful receivables as soon as the account is determined not to be fully collectible. Estimates for allowance for doubtful debts are determined on a customer-by-customer evaluation of collectability at each balance sheet reporting date, taking into consideration past due amounts and any available relevant information on the customers’ liquidity and financial position.

(d)    Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates.  The Company conducts a significant portion of its business activities in foreign currencies, primarily the United States dollar and the Euro.  Cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and long-term debt that are denominated in foreign currencies will be affected by changes in the exchange rate between the Canadian dollar and these foreign currencies.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

22. Financial Instruments (continued):

The Company’s functional currency is the Canadian dollar. The U.S. dollar amount of financial instruments subject to exposure to foreign currency risk reflected in the consolidated balance sheet at December 31, 2018 is as follows:

US Dollars
Cash and cash equivalents	$8,973
Accounts receivable	1,229
Accounts payable	5,519
Long-term debt, including current portion	34,243
Long-term royalty payable, including current portion	20,935

(e)    Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is subject to interest rate risk on certain long-term debt with variable rates of interest.  The Company limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

If interest rates for the year ended December 31, 2018 had increased or decreased by 50 basis points, with all other variables held constant, net loss for the year ended December 31, 2018 would have increased or decreased by $92.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2018, 2017 and 2016

22. Financial Instruments (continued):

(f)    Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The long-term investments represent our interest in CWI, WWI and other investments. CWI is accounted for using the equity method. WWI and other investments are accounted for at fair value.

The carrying value of the EDC loan included in the long-term debt (note 14(a)) approximates its fair value as the loan was executed shortly before the 2017 year end. The UniCredit term loan facility was executed in October 2018 and the interest rates on debt is floating, therefore, the carrying amount as at December 31, 2018 of this loan approximates its fair value. The carrying value reported in the balance sheet for the senior financing (note 14(b)) approximates its fair value as at December 31, 2018, as the interest rates on the debt is floating and therefore approximate the market rates of interest.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at December 31, 2018, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.